[Letterhead of Bunge Limited]

September 16, 2011

VIA EDGAR TRANSMISSION AND COURIER

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Brad Skinner
Jennifer O’Brien

Re:	Bunge Limited
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-16625

Dear Mr. Skinner and Ms. O’Brien:

On behalf of Bunge Limited (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received in your letter, dated September 2, 2011, addressed to Andrew J. Burke concerning the Company’s above-referenced periodic filing.  For purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as its “2010 Form 10-K” and to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as its “2009 Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, pages F-2 through F-4

1.                                      We note the report from your independent registered public accounting firm is not signed.  Please file an amended Form 10-K that includes a revised report that properly identifies the firm and contains a manual or conformed signature.  See AU Section 508.08, as adopted by Rule 3200T of the Public Company Accounting Oversight Board, and Item 2-02(a) of Regulation S-X for additional guidance.

The Company confirms that it received a signed copy of the Report of Independent Registered Public Accounting Firm (the “Report”) from Deloitte & Touche LLP, the Company’s Independent Registered Public Accounting Firm (“Deloitte & Touche”), on February 28, 2011 and that the original signed report is held in the Company’s files pursuant to Item 302 of Regulation S-T.  The Company also confirms that it received a signed consent from Deloitte & Touche, dated February 28, 2011, to the use of the signed Report, which Consent was filed as Exhibit 23.1 to 2010 Form 10-K (the

“Consent”).  The Consent, as filed, included the conformed signature in the 2010 Form 10-K filing on EDGAR.  The Company acknowledges that it inadvertently omitted the conformed signature of Deloitte & Touche from the Report included in the 2010 Form 10-K filed with the Commission due to a clerical oversight.  Attached to this correspondence is a copy of the signed Report.  In light of the fact that the Company received the signed Report and Consent and the Consent filed as an exhibit to the 2010 Form 10-K on EDGAR contained the conformed signature, and consistent with the Staff’s position in substantially similar circumstances, the Company respectfully requests relief from the request to amend its 2010 Form 10-K filing and confirms that in all future filings, it will ensure that future Reports will include the conformed signature of its Independent Registered Public Accounting Firm in accordance with Rule 2-02(a) of Regulation S-X.

Note 3.  Business Divestitures, page F-23

2.                                      We note you divested of your fertilizer nutrients assets in Brazil and recognized a gain in your continuing operations of $2,440 million in your fertilizer segment related to this transaction in the fiscal year ended December 31, 2010.  Please explain to us how you considered reporting the disposed assets as a discontinued operation in accordance with ASC 205-20.  In this regard, please provide a detailed analysis that supports your current presentation.

In response to the Staff’s comment, the Company confirms that it evaluated the accounting guidance provided in ASC 205-20 and concluded that the disposal of the Brazilian fertilizer nutrients assets did not qualify for presentation as discontinued operations.  We have provided below brief background information regarding our Brazilian fertilizer business and a detailed discussion of the evaluation of the accounting treatment for the sale of our Brazilian fertilizer nutrients assets.

Prior to the disposal of the Brazilian fertilizer nutrients assets, the fertilizer segment included two reporting units – fertilizer nutrients operations and retail fertilizer operations as discussed in Part 1 – Item 1 – Business of our 2009 Form 10-K.

The nutrients operations included the mining and processing of phosphate ore and the production of intermediate phosphate-based products for sale to fertilizer blenders and cooperatives, as well as to supply our own retail fertilizer operations.  This business also produced and sold phosphate-based animal feed ingredients.  Included in this reporting unit were the Company’s wholly owned mining facilities in Brazil and its controlling interest in Fertilizantes Fosfatados S.A. (Fosfertil), a publicly traded phosphate and nitrogen producer in Brazil.

The retail fertilizer operations reporting unit consisted of producing, distributing and selling blended NPK fertilizer formulas and other fertilizer products directly to retailers, processing and trading companies and farmers, primarily in Brazil.  NPK refers to nitrogen (N), phosphate (P) and potash (K), the main components of chemical fertilizers.

A substantial portion of the phosphate raw material requirements for the retail fertilizer operations was historically supplied through our ownership and operation of the phosphate mines in Brazil, with the balance purchased from third party providers and the Company’s joint venture in Morocco. Concurrent with the sale of the Brazilian fertilizer nutrients assets, the Company entered into a multi-year supply agreement for phosphate-based raw materials with Vale S.A. (Vale), the acquirer of the sold assets.  The supply agreement provides for quantities that are consistent with the historical intercompany sales from the nutrients operations to the retail operations, resulting in both cash inflows and outflows that are significant when compared to the pre-sale cash flows.

The following indented paragraphs set forth the accounting literature and analysis relevant to the evaluation of the reporting treatment for qualification as a discontinued operation in accordance with ASC 205-20.

Discontinued Operations

ASC 205-20-45-1 provides guidance as to when operations are to be reported as discontinued operations:

Reporting Discontinued Operations

45-1 The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

a.              The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.              The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Elimination of operations and cash flows of the component are further defined in ASC 205-20-55 and are segregated between cash inflows and cash outflows.  Cash inflows are to be evaluated based on the following guidance:

55-7 The revenue-producing activities (cash inflows) of the component have been continued and therefore are considered direct cash flows if either of the following two conditions is met:

a.                     Significant cash inflows are expected to be recognized by the ongoing entity as a result of a migration of revenues from the disposed component after the disposal transaction. An entity is not required to track the identity of the individual customers who are expected to migrate to conclude a migration has occurred (for example, an entity that closes [or sells] several smaller retail stores and opens a superstore in the immediate area would likely conclude that a migration of specific retail customers is expected, even if the entity has not tracked the identity of all its individual customers). There is a presumption that if the ongoing entity continues to sell a similar Commodity on an active market after the disposal transaction, the revenues or costs would be considered a migration. This presumption may be overcome based on facts and circumstances, such as the lack of similarity of the commodities or whether the sale of the commodity after the disposal transaction occurs in a different geographic region as compared with the sale of the commodity before the disposal transaction.

b.                     Significant cash inflows are expected to be received by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction. For example, the ongoing entity sold products or services to or purchased products or services from the disposed component before its disposal (recognized as intra-entity sales or cost of sales) and it continues to sell similar products or services to or purchase similar products or services from the disposed component or a related party, as defined in Topic 850 to the disposed component after its disposal (recognized as sales or cost of sales). After the disposal transaction, the former intra-entity sales or cost of sales are no longer eliminated in consolidation, which will result in continuing cash inflows or outflows to the ongoing entity.

Bunge determined that it will have continuing cash inflows resulting from a continuation of the activities between the ongoing entity and the disposed component (Brazilian nutrients assets) as the ongoing entity will continue to purchase similar products from the disposed entity and continue to sell similar products to third parties.  The majority of the third party sales in the Brazilian fertilizer business are generated by the retail unit which is part of the ongoing entity.  The retail unit markets fertilizer products which are produced using a significant amount of inputs from the disposed component.  This will be an ongoing activity after the disposal and will continue to utilize inputs purchased from the disposed unit.

In addition, Bunge determined that it will have continuing cash outflows with the former component (Brazilian nutrient assets) in the form of cost of sales related to former intra-entity transactions that will continue after the disposal but will no longer be eliminated in consolidation.  Concurrent with the closing of the sale of the Brazilian fertilizer nutrients assets to Vale, the parties committed to enter into a long term supply agreement (approximately 3 years with possibility of a one year extension) for certain phosphate fertilizer components.  The supply agreement volumes are consistent with the volume of our pre-transaction intercompany purchases from the nutrients unit and will result in a comparable amount of continuing cash flows with nutrients unit after disposal.

Continuing outflows are considered to not be eliminated from the ongoing operations of the entity when:

55-8 The cost-generating activities (cash outflows) of the component have been continued and therefore are considered direct cash flows if either of the following conditions is met:

a.                    Significant cash outflows are expected to be recognized by the ongoing entity as a result of a migration of costs from the disposed component after the disposal transaction.

b.                    Significant cash outflows are expected to be recognized by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.

Direct cash flows are further defined as:

55-11 A disposal transaction may result in the ongoing entity performing either of the following:

a.                    Recognizing revenues or costs that likely would have been generated by the disposed component absent the disposal transaction (a migration)

b.                    Continuing any of the revenue-producing or cost-generating activities through active involvement with the disposed component (a continuation of activities).

As discussed above, in connection with the sale of the Brazilian fertilizer nutrients assets to Vale, Bunge has entered into a long-term supply agreement (approximately 3 years with possibility of a one year extension) with Vale for certain phosphate fertilizer components.  Prior to the transaction, the purchase of these components were considered inter-company purchases from the nutrients reporting unit.  This supply agreement is a continuation of the cost-generating activities through active involvement (long-term supply agreement) with the Brazilian nutrients assets (disposed component).

Further to the determination of active involvement, it must also be determined that the continuing cash flows will be significant.  The test for significance according to 55-14 as noted below is based on a comparison between the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction.

55-14 If expected continuing cash inflows or outflows are the result of a migration of revenues or costs to the ongoing entity or a continuation of activities between the disposed component and the ongoing entity, the ongoing entity should consider whether the continuing cash flows will be significant. The evaluation as to whether continuing cash flows would be significant is a matter of judgment and should be based on a comparison between the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction. The cash flows that would have been expected to be generated by the disposed component should include cash flows from both third-party and intra-entity transactions (the amount of cash flows attributed to intra-entity transactions should be determined based on a consideration of the transactions as if they had been between unrelated third parties). Continuing cash inflows should be evaluated separately from continuing cash outflows in evaluating significance, regardless of whether income statement presentation is on a gross or net basis. If a determination is made that continuing cash inflows represent direct cash flows, an evaluation of cash outflows is not necessary. If a determination is made that continuing cash flows are indirect (cash inflows and cash outflows), the ongoing entity should perform an evaluation under the criterion in paragraph 205-20-45-1(b) to assess whether it has significant continuing involvement in the operations of the disposed component.

Bunge has evaluated the significance of the cash flows associated with the long-term supply agreement based on the assumption that the continuing cash out flows would be consistent with the pre-divestiture level of inter-company activity related to fertilizer supplied by the nutrients assets to the retail unit.  Under Bunge’s transfer pricing policies, goods were transferred between units at the prevailing market price subject to the volume discounts consistent with the discounts given to other large consumers of phosphate fertilizer.  The supply agreement entered into in connection with the sale of the Brazilian fertilizer nutrients assets allows for purchase of phosphate fertilizer at market prices subject to certain volume discounts that are consistent with existing practices in the Brazilian fertilizer market.

The Company has reviewed the significance of continuing cash inflows/outflows based on the ratio of third party sales/cost of sales in the retail business unit to the total third party sales/cost of sales for all fertilizer activities in Brazil, including the nutrients unit.  The significance tests were performed for 2007, 2008 and 2009 to demonstrate the consistent significance of continuing cash inflows/outflows during these periods.  Results of these analyses for the years ended December 31, 2007, 2008, and 2009 are below.

Retail Unit Continuing Cash Flows as a % of Total Brazilian Fertilizer Cash Flows

	Year Ended	Year Ended	Year Ended
	12/31/2007	12/31/2008	12/31/2009

Cash Inflows	66%	64%	65%
Cash Outflows	47%	54%	27%

As the supply agreement continues through 2012, the Company has continued in 2010 and 2011 and expects to continue to source a substantial portion of its phosphate-based raw material requirements from its previously owned nutrients operations.

Based on the continuing direct cash inflows and outflows of the retained operations and the significance of these inflows and outflows, the Company determined that the disposal of the Brazilian nutrients assets did not meet the definition of discontinued operations.

*    *    *    *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3291.

Sincerely,

/s/ Karen D. Roebuck
Karen D. Roebuck
Controller

cc:	Andrew J. Burke – Bunge Limited
Douglas Fuhrman – Deloitte & Touche LLP
Mark Catalano – Deloitte & Touche LLP
Michael Schiavone – Shearman & Sterling LLP
Abigail Arms – Shearman & Sterling LLP

Deloitte & Touche LLP Two World Financial Center New York, NY 10281-1414 USA Tel: +1 212 436 2000 Fax: +1 212 436 5000 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Bunge Limited

White Plains, New York

We have audited the accompanying consolidated balance sheets of Bunge Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bunge Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

February 28, 2011

New York, New York

Member of
Deloitte Touche Tohmatsu

Deloitte & Touche LLP Two World Financial Center New York, NY 10281-1414 USA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of	Tel: +1 212 436 2000 Fax: +1 212 436 5000 www.deloitte.com

Bunge Limited

White Plains, New York

We have audited the internal control over financial reporting of Bunge Limited and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the five entities that were formerly part of the Moema Group. (collectively, “Moema”), which were acquired in February 2010 and whose combined financial statements constitute 7% of total assets at December 31, 2010 and 1% of net sales for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Moema. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company: and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated February 28, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

February 28, 2011

New York, New York

Member of
Deloitte Touche Tohmatsu

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-159918, 333-143529, 333-130651, 333-125426, 333-66594, 333-75762, 333-76938 and 333-109446 on Forms S-8 and Registration Statement No. 333-165000 on Form S-3 of our reports dated February 28, 2011, relating to the consolidated financial statements and financial statement schedule of Bunge Limited and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2010.

February 28, 2011

New York, New York